Exhibit 99.1

Kamada Announces Collaboration with BGN Technologies for Advanced Alpha-
1 Antitrypsin Research with a Focus on Mechanism of Action

Collaboration to be Led by Professor Eli Lewis, One of World's Leading Alpha-1
Antitrypsin Researchers

REHOVOT, Israel – September 6, 2017 – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announced today a collaboration for advanced research on Alpha-1 Antitrypsin (AAT) with a focus on mechanism of action with BGN Technologies (BGN), the business arm of Ben Gurion University (BGU).  Professor Eli Lewis, Department of Clinical Biochemistry and Pharmacology at BGU, and one of the world's foremost AAT investigators, will lead the collaboration.

This agreement follows previous successful collaborations between Kamada and Professor Lewis' team, and is expected to provide the groundwork for further AAT research amongst the parties.  As part of this most recent collaboration, BGN, through Professor Lewis, will provide various services to Kamada, including a thorough evaluation of AAT's attributes, beyond its anti-protease characteristics, such as effectively interfering with inflammatory responses, immuno-modulatory effect and protection from cell death.  Furthermore, the planned research studies will serve as a scientifically and regulatory well-founded background to compare recombinant human AAT products that are developed as part of Kamada's potential future pipeline.

"Professor Lewis is one of the world's leading experts in AAT research, and we are excited to continue collaborating with him and BGN.  During the course of his career, Professor Lewis has investigated the effect of AAT on immune tolerance, T-regulatory cells, beta-cell regeneration, auto-immune diseases, and immunological disorders," said Amir London, Kamada's Chief Executive Officer.  "These studies will help us evaluate the potential of our AAT for the treatment of various other indications outside of AAT-Deficiency, Graft-vs-Host Disease, Lung Transplantation, and Type-1 Diabetes."

"Kamada is a clear leader in AAT-based product development, and we look forward to expanding our long-standing relationship with the company through this collaboration," said Professor Lewis.  "I believe this work will lay the foundation for future additional AAT-related research with Kamada.  AAT has significant potential in the treatment of many debilitating medical conditions, and we are excited to further our understanding of this important protein."

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company's flagship product is GLASSIA®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, Kamada's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

About BGN Technologies
BGN Technologies (BGN) is the commercialization and technology transfer company of Ben-Gurion University (BGU). BGN is responsible for patent protection and commercialization of inventions and innovations of BGU faculty and students. By encouraging and fostering an entrepreneurial ecosystem, by creating startups, accelerators and innovation hubs and through creative partnering with industrial and financial partners, BGN brings value to BGU, to its researchers and to those who are in great need of new and effective therapies.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market, further regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com